Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

internal announcement

January 12, 2005

INCO ANNOUNCES EXTENSION OF ITS OFFER FOR FALCONBRIDGE LIMITED

Inco Limited announced today they have extended their offer to acquire all of the common shares of Falconbridge Limited to February 28, 2006. The extension allows for completion of reviews by regulatory authorities.

As in the case of the previous extension, this most recent extension is intended to accommodate the additional time required to complete regulatory clearances.

Both Inco and Falconbridge are continuing to work with regulatory authorities in their review of the pending acquisition. We will keep you informed of developments as the process continues.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.